Exhibit 99.1

RedCloud Announces Purchases of Shares by Insiders in Private Placement

London, UK — August 27, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (the “Company” or “RedCloud”) (Nasdaq: RCT) today announced that it has agreed to sell 7,200,000 of its unregistered ordinary shares to Company insiders in a private placement at a price per share of $0.25, representing approximately a 24% premium to the closing price of the Company’s ordinary shares on August 26, 2026. Gross proceeds are expected to be approximately $1.8 million. The Company expects to complete the issuance on or about August 27, 2026.

Christina Byland, the largest shareholder of the Company, purchased 4.7 million ordinary shares, and Dr. Nikolaus Senn, a shareholder and member of the Company’s Board of Directors, purchased an additional 2.5 million ordinary shares.

Justin Floyd, CEO of RedCloud, said, “This transaction solidifies a long-standing vote-of-confidence in our vision coming from our largest shareholders. We believe all supply chains eventually will run on predictive AI, and our goal is to build that transformational infrastructure for global trade.”

The ordinary shares to be issued in connection with the private placement described above are being offered in a private placement and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdictions’ securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the ordinary shares described herein, nor shall there be any sale of these ordinary shares in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About RedCloud Holdings plc

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies of FMCG products across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. Words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the size and completion of the private placement with Company insiders, all supply chains running on predictive AI, the Company’s ability to build a transformational infrastructure for global trade and whether such infrastructure will successfully provide value to all supply chains. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as the Company’s periodic reports and other filings with the SEC. RedCloud undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release.

Contacts

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